FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of            FEBRUARY                                      2005
                            ---------------------------------------    ---------
Commission File Number      000-23464
                            ---------------------------------------    ---------

                            HUMMINGBIRD LTD.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                    Form 40-F      X
                        ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No  X
                   ------------------              ------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX


Document
--------

1. Shareholder Report, including the US GAAP and Canadian GAAP interim financial results for the first quarter ended December 31, 2004
2. Management's Discussion and Analysis for the first quarter ended December 31, 2004
3.        CEO and CFO certifications for Hummingbird Ltd.
4. Press release, dated January 19, 2005, reporting the first quarter financial results

                                                                     Document 1

                                             [Hummingbird Logo Graphic Omitted]

                                                    Hummingbird Ltd.
                                                    1 Sparks Avenue
                                                    Toronto, Ontario M2H 2W1
                                                    Canada
                                                    Tel. (416) 496-2200
                                                    Fax  (416) 496-2207



February 14, 2005


Dear Hummingbird Shareholder:

FIRST QUARTER ENDED DECEMBER 31, 2004

We enclose the following information for the quarter ended December 31, 2004:

     o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

     o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated January 19, 2005 reporting our financial results for the above period.


We thank you for your continued interest and support.


Sincerely,



/s/ Barry Litwin
-------------------------------------
President and Chief Executive Officer

Encl.

                                                                      U.S. GAAP




        Interim Unaudited Consolidated Financial Statements of

        HUMMINGBIRD LTD.


        Quarter ended December 31, 2004


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                         U.S. GAAP
(thousands of U.S.$)

                                                                         As at                  As at
                                                                      December 31            September 30
                                                                         2004                   2004
                                                                         ----                   ----
                                                                      (Unaudited)

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                         $    134,165          $     125,543
  Short-term investments                                                       -                  4,943
  Accounts receivable                                                     58,744                 57,620
  Unbilled receivables                                                       549                    832
  Inventory                                                                  850                    873
  Prepaid expenses                                                         5,485                  5,443
  Other receivables                                                        2,155                  2,138
------------------------------------------------------------------------------------------------------------
                                                                         201,948                197,392

OTHER ASSETS                                                               3,081                  3,150
FIXED  ASSETS                                                             12,770                 13,324
INTANGIBLES                                                              153,690                157,784
------------------------------------------------------------------------------------------------------------
                                                                    $    371,489          $     371,650
============================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                 $     27,023          $      20,394
  Income taxes payable                                                     2,871                  7,167
  Current portion of other long-term liabilities                             200                    212
  Deferred revenue                                                        66,183                 65,521
------------------------------------------------------------------------------------------------------------
                                                                          96,277                 93,294

DEFERRED INCOME TAXES                                                      9,192                 11,398
OTHER LONG-TERM LIABILITIES                                                  991                  1,038
------------------------------------------------------------------------------------------------------------
                                                                         106,460                105,730
============================================================================================================

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,490,448 common shares
   at December 31, 2004 and 17,448,279
   common shares at September 30, 2004                                   165,359                164,521

ADDITIONAL PAID-IN CAPITAL                                                 3,510                  3,510
RETAINED EARNINGS                                                         97,090                 98,819
ACCUMULATED OTHER COMPREHENSIVE LOSS                                        (930)                  (930)
------------------------------------------------------------------------------------------------------------
                                                                         265,029                265,920
------------------------------------------------------------------------------------------------------------
                                                                   $     371,489          $     371,650
============================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                             Three Months Ended
                                                                                December 31
                                                                        2004                      2003
                                                                        ----                      ----
                                                                     (Unaudited)               (Unaudited)

Retained earnings, beginning of period                             $      98,819          $      94,640
Net (loss) for the period                                                 (1,729)                (1,297)
-----------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                   $      97,090          $      93,343
============================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME
(thousands of U.S.$, except share data)                              U.S. GAAP

                                                                Three Months Ended
                                                                   December 31
                                                           2004                     2003
                                                           ----                     ----
                                                        (Unaudited)              (Unaudited)


SALES                                                 $      53,900            $    50,007
COST OF SALES                                                 6,777                  5,715
-------------------------------------------------------------------------------------------
GROSS PROFIT                                                 47,123                 44,292
-------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                        21,719                 20,840
  Research and development                                   10,704                  9,937
  General and administration                                  5,954                  5,304
  Restructuring charges (Note 4)                              2,093                      -
  Other charges (Note 5)                                      5,340                      -
  Amortization of intangibles                                 4,916                  6,211
-------------------------------------------------------------------------------------------
TOTAL EXPENSES                                               50,726                 42,292
-------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                      (3,603)                 2,000

INTEREST AND OTHER INCOME, NET                                  614                    257
-------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                            (2,989)                 2,257
INCOME TAX (RECOVERY) EXPENSE (Note 7)                       (1,260)                 3,554
-------------------------------------------------------------------------------------------
NET (LOSS)                                            $      (1,729)           $    (1,297)
===========================================================================================
BASIC (LOSS) PER SHARE                                $       (0.10)           $     (0.07)
===========================================================================================
DILUTED (LOSS) PER SHARE                              $       (0.10)           $     (0.07)
===========================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                 17,464                 17,551
===========================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                       17,464                 17,551
===========================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                            U.S. GAAP
(thousands of U.S.$)

                                                                            Three Months Ended
                                                                                 December 31
                                                                         2004                     2003
                                                                         ----                     ----
                                                                     (Unaudited)              (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss)                                                       $    (1,729)               $    (1,297)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                          4,916                      6,211
    Deferred income taxes                                               (2,206)                       487
    Depreciation                                                           867                        942

  Changes in operating assets and liabilities:
    Accounts receivable                                                 (1,124)                     3,090
    Unbilled receivables                                                   283                        170
    Income taxes recoverable/payable                                    (4,296)                     2,867
    Inventory                                                               23                        (26)
    Prepaid expenses and other assets                                       27                        141
    Other receivables                                                      (17)                      (645)
    Accounts payable and accrued liabilities                             6,629                       (601)
    Deferred revenue                                                       662                      1,831
-----------------------------------------------------------------------------------------------------------
                                                                         4,035                     13,170
-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Short-term investments - net matured (purchased)                       4,943                     (2,341)
  Acquisitions - net of cash acquired                                     (822)                      (810)
  Additions to fixed assets                                               (313)                    (1,007)
-----------------------------------------------------------------------------------------------------------
                                                                         3,808                     (4,158)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                 (59)                       (99)
  Issuance of shares                                                       838                        309
-----------------------------------------------------------------------------------------------------------
                                                                           779                        210
-----------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                    8,622                      9,222
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         125,543                     94,583
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           $   134,165                $   103,805
===========================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                    $         3                $         2
  Income taxes paid                                                      5,242                        216
  Interest received                                                        704                        242


                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)   Description of the business

          Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)   Basis of presentation and significant accounting policies

          These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

          The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


2.   ACQUISITIONS

     Fiscal 2005

     There were no acquisitions during the three month period ended December 31, 2004; however, there was a contingent consideration amount paid with respect to a fiscal 2003 acquisition, as described below.

     Legal Key Technologies, Inc.

     During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $800 in relation to this contingent consideration during each of the quarters ended December 31, 2004 and December 31, 2003. These contingent payments were accounted for as goodwill.


3.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                               December 31,    September 30,
                                                  2004             2004
                                                                (audited)
     --------------------------------------------------------------------------

        Accounts payable - trade               $  10,737         $  8,420
        Accrued liabilities:
           Trade                                   6,800            5,859
           Payroll related                         6,202            6,054
           Restructuring                           2,249                -
           Other                                   1,035               61
        -----------------------------------------------------------------------
                                               $  27,023         $ 20,394
        =======================================================================

                                                                     U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


4.   RESTRUCTURING CHARGES

     The Company's Board of Directors undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $2,093, relating to staffing costs in respect of 28 terminated employees, were recognized.

     Restructuring costs recognized during the quarter, but remaining to be incurred as at December 31, 2004 are as follows:

                                                                       Total
     --------------------------------------------------------------------------
       Restructuring charges recognized                           $   2,093
       Amounts paid during the quarter                                 (890)
     --------------------------------------------------------------------------
       Balance outstanding - December 31, 2004                    $   1,203
     --------------------------------------------------------------------------


5.   OTHER CHARGES

     The Company recorded the following other charges of $5,340 during the quarter ended December 31, 2004:

     a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114.

     b) Corporate charges relating to acquisition and other development initiatives of $730.

     c) Other costs of $496 relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


6.   SHARE CAPITAL

     Authorized Shares

     Unlimited number of common shares, no par value.

     Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

     Issued and Outstanding Shares


                                                                           Common Shares
                                                                 ----------------------------
                                                                     Issued          $
     ----------------------------------------------------------------------------------------


     Balance as at September 30, 2004                             17,448,279     $  164,521
     Stock options exercised during the three months ended
       December 31, 2004 under the Employee Stock Option Plan         42,169            838
     ----------------------------------------------------------------------------------------
     Balance as at December 31, 2004                              17,490,448     $  165,359
     ========================================================================================

     Shares Issued

     During the quarter ended December 31, 2004, the Company issued 42,169 common shares pursuant to the Employee Stock Option Plan for proceeds of $838.

     Share Repurchase Program

     On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

     During the quarter ended December 31, 2004, the Company did not repurchase any shares.

     On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

     During the quarter ended December 31, 2003, the Company did not repurchase any shares.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


     Comprehensive Loss

     Comprehensive loss was $1,729 for the quarter ended December 31, 2004 and $1,297 for the quarter ended December 31, 2003.

     Accounting for Stock-Based Compensation

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

     Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                       Three months ended
                                                          December 31
                                                    2004              2003
     --------------------------------------------------------------------------

     Net loss  - reported                        $ (1,729)         $ (1,297)
     Stock-based compensation expense              (1,005)             (855)
     --------------------------------------------------------------------------
     Net loss - pro forma                        $ (2,734)         $ (2,152)
     --------------------------------------------------------------------------

     Basic loss per share - reported             $  (0.10)         $  (0.07)
     --------------------------------------------------------------------------
     Diluted loss per share - reported           $  (0.10)         $  (0.07)
     --------------------------------------------------------------------------

     Basic loss per share - pro forma            $  (0.16)         $  (0.12)
     --------------------------------------------------------------------------
     Diluted loss per share - pro forma          $  (0.16)         $  (0.12)
     --------------------------------------------------------------------------

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


     The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                           Three months ended
                                                               December 31
                                                           2004            2003
      --------------------------------------------------------------------------
     Expected dividend                                     0.0%            0.0%
     Expected volatility                                  44.9%           40.7%
     Risk-free interest rate                               4.0%            4.0%
     Expected option life in years                           4               4
     Weighted average stock option fair value
        per option granted                              $ 9.54          $ 7.76
     ---------------------------------------------------------------------------


7.   INCOME TAXES

     The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

     Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

     Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

8.   EARNINGS PER COMMON SHARE

     Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

     For the three months ended December 31, 2004 and 2003, the weighted average number of shares outstanding was 17,464 and 17,551, respectively. The weighted average number of diluted shares outstanding for the same periods was also 17,464 and 17,551, respectively, as the impact of all outstanding options to purchase shares was anti-dilutive and as such they have been excluded from the diluted share calculation for earnings per share purposes.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


9.   SEGMENT INFORMATION

     The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

     Sales by product line

                                                      Three months ended
                                                         December 31

                                                    2004           2003
      -------------------------------------------------------------------------
      Hummingbird Connectivity                   $ 17,267       $ 16,890
      Hummingbird Enterprise                       36,633         33,117
      -------------------------------------------------------------------------
                                                 $ 53,900       $ 50,007
      -------------------------------------------------------------------------

     Sales by country of origin

                                                      Three months ended
                                                         December 31

                                                    2004           2003
      -------------------------------------------------------------------------
      U.S.A                                       $ 25,382       $ 25,818
      Europe                                        23,062         19,579
      Canada                                         4,124          3,227
      Asia Pacific                                   1,332          1,383
      -------------------------------------------------------------------------
                                                  $ 53,900       $ 50,007
      -------------------------------------------------------------------------

     Geographical distribution of sales by customer location

                                                       Three months ended
                                                         December 31

                                                     2004           2003
      -------------------------------------------------------------------------
      U.S.A.                                      $  25,149      $ 25,563
      Europe                                         23,062        19,579
      Canada                                          2,942         2,117
      Others                                          2,747         2,748
      -------------------------------------------------------------------------
                                                  $  53,900      $ 50,007
      -------------------------------------------------------------------------

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


     Long-lived assets by country of origin

                                              December 31,        September 30,
                                                      2004                 2004
                                                                      (audited)
     --------------------------------------------------------------------------
     Fixed and other assets
       U.S.A                                      $  1,835         $   1,899
       Canada                                        9,788            10,281
       Europe                                        3,821             3,909
       Asia Pacific                                    407               385
     --------------------------------------------------------------------------

     Intangibles                                    15,851            16,474
                                                   153,690           157,784
     --------------------------------------------------------------------------
                                                 $ 169,541         $ 174,258
     --------------------------------------------------------------------------

     It is not practicable to allocate intangibles by country of origin.


10.  GUARANTEES AND CONTINGENCIES

     Product Warranties

     The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the three months ended December 31, 2004.

     Guarantees and Indemnities

     The Company has no guarantees and indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheets as at December 31, 2004.

     Contingent Payments

     During fiscal 2003, the Company acquired various subsidiaries and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $11,831.

     Other Contingencies

     The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


11.  FINANCIAL INSTRUMENTS

     Off-balance sheet risk

     The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at December 31, 2004, the Company had no foreign exchange contracts outstanding. For the three months ended December 31, 2004 and 2003, the Company had net foreign exchange gains of $4,064 and $3,181, respectively. These amounts have been recorded as a reduction of sales and marketing expenses.

     Concentration of credit risk

     Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at December 31, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions.

     The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

     Fair value of financial instruments

     The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.

                                                                     U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


12.  RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.

     In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payments, which received approval in January 2005 and will require the Company to adopt this standard for interim periods beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and instead, included the required pro forma disclosure as if this method had been applied for options granted. Beginning July 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                  Canadian GAAP




             Interim Unaudited Consolidated Financial Statements of

             HUMMINGBIRD LTD.


             Quarter ended December 31, 2004


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                       CANADIAN GAAP
(thousands of U.S.$)

                                                                              As at               As at
                                                                            December 31        September 30
                                                                               2004               2004
                                                                               ----               ----
                                                                           (Unaudited)

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                             $     134,165       $     125,543
  Short-term investments                                                            -               4,943
  Accounts receivable                                                          58,744              57,620
  Unbilled receivables                                                            549                 832
  Inventory                                                                       850                 873
  Prepaid expenses                                                              5,485               5,443
  Other receivables                                                             2,155               2,138
----------------------------------------------------------------------------------------------------------
                                                                              201,948             197,392
OTHER ASSETS                                                                    3,081               3,150
FIXED  ASSETS                                                                  12,770              13,324
INTANGIBLES                                                                   133,021             137,904
----------------------------------------------------------------------------------------------------------
                                                                        $     350,820       $     351,770
==========================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                     $      27,023       $      20,394
  Income taxes payable                                                          2,871               7,167
  Current portion of other long-term liabilities                                  200                 212
  Deferred revenue                                                             66,183              65,521
----------------------------------------------------------------------------------------------------------
                                                                               96,277              93,294
FUTURE INCOME TAXES                                                            11,704              14,176
OTHER LONG-TERM LIABILITIES                                                       991               1,038
----------------------------------------------------------------------------------------------------------
                                                                              108,972             108,508
----------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,490,448 common shares at
   December 31, 2004 and 17,448,279 common shares at September 30, 2004       213,590             199,534
(DEFICIT) RETAINED EARNINGS                                                    (4,942)             43,399
CONTRIBUTED SURPLUS (Note 6)                                                   32,871                   -
CUMULATIVE TRANSLATION ADJUSTMENTS                                                329                 329
----------------------------------------------------------------------------------------------------------
                                                                              241,848             243,262
----------------------------------------------------------------------------------------------------------
                                                                        $     350,820       $     351,770
==========================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                 Three Months Ended
                                                                                     December 31
                                                                                2004               2003
                                                                             (Unaudited)       (Unaudited)

Retained earnings, beginning of period                                  $      43,399       $      40,893
Prior period adjustment for stock-based compensation expense (Note 1c)        (45,084)                  -
Net (loss) for the period                                                      (3,257)             (2,029)
----------------------------------------------------------------------------------------------------------
(Deficit) Retained earnings, end of period                              $      (4,942)      $      38,864
==========================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                  CANADIAN GAAP
(thousands of U.S.$, except share data)


                                                                               Three Months Ended
                                                                                   December 31
                                                                               2003              2004
                                                                               ----              ----
                                                                            (Unaudited)      (Unaudited)


SALES                                                                   $      53,900      $     50,007
COST OF SALES                                                                   6,837             5,715
---------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                   47,063            44,292
---------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                          22,121            20,840
  Research and development                                                     10,491             9,412
  General and administration                                                    6,185             5,304
  Restructuring charges (Note 4)                                                2,093                 -
  Other charges (Note 5)                                                        5,340                 -
  Amortization of intangibles                                                   5,705             6,998
---------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                 51,935            42,554
---------------------------------------------------------------------------------------------------------

OPERATING (LOSS) INCOME                                                        (4,872)            1,738

INTEREST AND OTHER INCOME, NET                                                    614               257
---------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                              (4,258)            1,995
INCOME TAX (RECOVERY) EXPENSE (Note 7)                                         (1,001)            4,024
---------------------------------------------------------------------------------------------------------
NET (LOSS)                                                               $     (3,257)        $  (2,029)
=========================================================================================================
BASIC (LOSS) PER SHARE                                                   $      (0.19)        $   (0.12)
=========================================================================================================
DILUTED (LOSS) PER SHARE                                                 $      (0.19)        $   (0.12)
=========================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                         17,464            17,551
=========================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                         17,464            17,551
=========================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                             CANADIAN GAAP
(thousands of U.S.$)


                                                                                 Three Months Ended
                                                                                    December 31
                                                                               2004              2003
                                                                               ----              ----
                                                                            (Unaudited)      (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss)                                                              $    (3,257)       $   (2,029)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                                 5,705             6,998
    Stock-based compensation expense                                            1,005                 -
    Future income taxes                                                        (2,472)              432
    Depreciation                                                                  867               942
  Changes in operating assets and liabilities:
    Accounts receivable                                                        (1,124)            3,090
    Unbilled receivables                                                          283               170
    Income taxes recoverable/payable                                           (4,296)            2,867
    Inventory                                                                      23               (26)
    Prepaid expenses and other assets                                              27               141
    Other receivables                                                             (17)             (645)
    Accounts payable and accrued liabilities                                    6,629              (601)
    Deferred revenue                                                              662             1,831
--------------------------------------------------------------------------------------------------------
                                                                                4,035            13,170
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Short-term investments - net matured (purchased)                              4,943            (2,341)
  Acquisitions - net of cash acquired                                            (822)             (810)
  Additions to fixed assets                                                      (313)           (1,007)
--------------------------------------------------------------------------------------------------------
                                                                                3,808            (4,158)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                        (59)              (99)
  Issuance of shares                                                              838               309
--------------------------------------------------------------------------------------------------------
                                                                                  779               210
--------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                           8,622             9,222
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                125,543            94,583
--------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $   134,165        $  103,805
========================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                           $         3        $        2
  Income taxes paid                                                             5,242               216
  Interest received                                                               704               242


                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)   Description of the business

          Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)   Basis of presentation and significant accounting policies

          These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2004.

          The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)   Change in accounting policy

          The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

          Beginning October 1, 2004, the Company adopted the recommendations of the revised Section 3870, and has applied the recommendations of this Section retroactively without restatement of prior periods. As a result, opening retained earnings as at October 1, 2004 has been decreased to reflect the expensing of the fair value of $45,084 for awards granted on or after October 1, 1995. This amount consists of $12,816 recorded as share capital for the fair value of options exercised, and $32,268 for the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


          Had the Company applied the new standard retroactively with restatement of prior periods, compensation related to stock options would have impacted the pro forma amounts for the following period:

                                                                    Three months
                                                                       ended
                                                                    December 31
                                                                        2003
          ---------------------------------------------------------------------
          Net loss - reported                                      $    (2,029)
          Stock-based compensation expense                                (855)
          ---------------------------------------------------------------------
          Net loss - pro forma                                     $    (2,884)
          =====================================================================

          Basic loss per share - reported                          $     (0.12)
          ---------------------------------------------------------------------
          Diluted loss per share - reported                        $     (0.12)
          ---------------------------------------------------------------------
          Basic loss per share - pro forma                         $     (0.16)
          ---------------------------------------------------------------------
          Diluted loss per share - pro forma                       $     (0.16)
          ---------------------------------------------------------------------

          Refer to Note 6 for additional disclosure on stock-based compensation.


2.   ACQUISITIONS

     Fiscal 2005

     There were no acquisitions during the three month period ended December 31, 2004; however, there was a contingent consideration amount paid with respect to a fiscal 2003 acquisition, as described below.

     Legal Key Technologies, Inc.

     During fiscal 2003, the Company acquired Legal Key Technologies, Inc. ("LegalKEY"). The terms of the agreement included contingent consideration based on the agreed upon financial performance in the calendar years of 2003 and 2004. The Company made payments of $800 in relation to this contingent consideration during each of the quarters ended December 31, 2004 and December 31, 2003. These contingent payments were accounted for as goodwill.

                                                                  Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


3.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                   December 31,    September 30,
                                                       2004             2004
                                                                     (audited)
     ---------------------------------------------------------------------------
     Accounts payable - trade                       $    10,737    $     8,420
     Accrued liabilities:
        Trade                                             6,800          5,859
        Payroll related                                   6,202          6,054
        Restructuring                                     2,249             --
        Other                                             1,035             61
     ---------------------------------------------------------------------------
                                                    $    27,023    $    20,394
     ===========================================================================


4.   RESTRUCTURING CHARGES

     The Company's Board of Directors undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap of its operations due to recent acquisitions. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $2,093, relating to staffing costs in respect of 28 terminated employees, were recognized.

     Restructuring costs recognized during the quarter, but remaining to be incurred as at December 31, 2004 are as follows:

                                                                          Total
     --------------------------------------------------------------------------
     Restructuring charges recognized                                 $   2,093
     Amounts paid during the quarter                                       (890)
     --------------------------------------------------------------------------
     Balance outstanding - December 31, 2004                          $   1,203
     ==========================================================================


5.   OTHER CHARGES

     The Company recorded the following other charges of $5,340 during the quarter ended December 31, 2004:

     a) Retiring allowances and special payments, including social charges, provided to certain senior management of $4,114.

     b) Corporate charges relating to acquisition and other development initiatives of $730.

     c) Other costs of $496 relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables.

                                                                  Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


6.   SHARE CAPITAL

     Authorized Shares

     Unlimited number of common shares, no par value.

     Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

     Issued and Outstanding Shares

                                                                            Common Shares
                                                                      -------------------------
                                                                        Issued            $
     ------------------------------------------------------------------------------------------
     Balance as at September 30, 2004                                 17,448,279    $   199,534
     Prior period adjustment for stock-based compensation expense             --         12,816
     Stock options exercised during the three months ended
       December 31, 2004 under the Employee Stock Option Plan             42,169          1,240
     ------------------------------------------------------------------------------------------
     Balance as at December 31, 2004                                  17,490,448    $   213,590
     ==========================================================================================

     Shares Issued

     During the quarter ended December 31, 2004, the Company issued 42,169 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $838. The stock-based compensation expense previously recognized relating to these options was $402.

     Share Repurchase Program

     On November 22, 2004, the Company announced that it had received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares. The 2005 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2005 Bid will be cancelled. The 2005 Bid commenced on November 24, 2004, and will terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

     During the quarter ended December 31, 2004, the Company did not repurchase any shares.

     On November 13, 2003, the Company received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2004 Bid commenced on November 17, 2003, and was to terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2004 Bid. The 2004 Bid terminated on November 16, 2004 and the total number of shares repurchased and subsequently cancelled was 215,300.

     During the quarter ended December 31, 2003, the Company did not repurchase any shares.

HUMMINGBIRD LTD.                                                   Canadian GAAP
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     Stock-based compensation and other stock-based payments

     The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". For the three months ended December 31, 2004, the Company expensed $1,005 related to stock options granted to employees.

     The Black-Scholes option value model was developed estimating the fair value of traded options that have restrictions and are fully transferable, and requires thfor use in assumptions, including the expected stock price volatino vesting options granted to employees have characteristics sige input of different from those of traded options, and changes inlity. The assumptions can materially affect the fair value estimnificantly Company uses the Black-Scholes option-pricing model, the input following weighted average assumptions, to measure the ates. The of stock options issued during the period, which is al with the compensation expense on a straight-line basis over thfair value period of the award: located to compensation expense on a straight-line basis over the vesting period.

                                                       Three months ended
                                                           December 31
                                                     -------------------------
                                                         2004            2003
     -------------------------------------------------------------------------
     Expected dividend                                    0.0%            0.0%
     Expected volatility                                 44.9%           40.7%
     Risk-free interest rate                              4.0%            4.0%
     Expected option life in years                          4               4
     Weighted average stock option fair value
        per option granted                              $ 9.54          $ 7.76
     =========================================================================


     Contributed surplus represents the fair value of options cancelled or expired after the vesting period and the amortized value of any currently outstanding options. Contributed surplus is comprised of the following:

     --------------------------------------------------------------------------
     Prior period adjustment for stock-based compensation expense     $  32,268
     Stock-based compensation expense during the three months
       ended December 31, 2004                                            1,005
     Fair value of options exercised during the three months
       ended December 31, 2004                                             (402)
     --------------------------------------------------------------------------
     Balance as at December 31, 2004                                  $  32,871
     ==========================================================================

HUMMINGBIRD LTD.                                                   Canadian GAAP
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


7.   INCOME TAXES

     The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

     Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

     Under generally accepted accounting principles, when changes are made to the substantially enacted tax rates, the amount of future taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.


8.   EARNINGS PER COMMON SHARE

     Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

     For the three months ended December 31, 2004 and 2003, the weighted average number of shares outstanding was 17,464 and 17,551, respectively. The weighted average number of diluted shares outstanding for the same periods was also 17,464 and 17,551, respectively, as the impact of all outstanding options to purchase shares was anti-dilutive and as such they have been excluded from the diluted share calculation for earnings per share purposes.


9.   SEGMENT INFORMATION

     The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

     Sales by product line

                                                          Three months ended
                                                             December 31
                                                     --------------------------
                                                            2004           2003
     --------------------------------------------------------------------------
     Hummingbird Connectivity                        $    17,267    $    16,890
     Hummingbird Enterprise                               36,633         33,117
     --------------------------------------------------------------------------
                                                     $    53,900    $    50,007
     ==========================================================================

HUMMINGBIRD LTD.                                                   Canadian GAAP
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     Sales by country of origin

                                                          Three months ended
                                                             December 31
                                                     --------------------------
                                                            2004           2003
     --------------------------------------------------------------------------
     U.S.A                                           $    25,382    $    25,818
     Europe                                               23,062         19,579
     Canada                                                4,124          3,227
     Asia Pacific                                          1,332          1,383
     --------------------------------------------------------------------------
                                                     $    53,900    $    50,007
     ==========================================================================


     Geographical distribution of sales by customer location

                                                          Three months ended
                                                             December 31
                                                     --------------------------
                                                            2004           2003
     --------------------------------------------------------------------------
      U.S.A                                          $    25,149    $    25,563
      Europe                                              23,062         19,579
      Canada                                               2,942          2,117
      Others                                               2,747          2,748
     --------------------------------------------------------------------------
                                                     $    53,900    $    50,007
     ==========================================================================


     Long-lived assets by country of origin

                                                    December 31,   September 30,
                                                            2004           2004
                                                                       (audited)
     --------------------------------------------------------------------------
     Fixed and other assets
        U.S.A                                        $     1,835    $     1,899
        Canada                                             9,788         10,281
        Europe                                             3,821          3,909
        Asia Pacific                                         407            385
     --------------------------------------------------------------------------
     Intangibles                                          15,851         16,474
                                                         133,021        137,904
     --------------------------------------------------------------------------
                                                     $   148,872    $   154,378
     ==========================================================================

     It is not practicable to allocate intangibles by country of origin.

HUMMINGBIRD LTD.                                                   Canadian GAAP
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


10.  GUARANTEES AND CONTINGENCIES

     Product Warranties

     The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the three months ended December 31, 2004.

     Guarantees and Indemnities

     The Company has no guarantees and indemnities and, as such, has not recorded a liability in the accompanying consolidated balance sheet as at December 31, 2004.

     Contingent Payments

     During fiscal 2003, the Company acquired various subsidiaries and under the terms of the agreements, may be required to make further contingent payments up to a maximum of $11,831.

     Other Contingencies

     The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.


11.  FINANCIAL INSTRUMENTS

     Off-balance sheet risk

     The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at December 31, 2004, the Company had no foreign exchange contracts outstanding. For the three months ended December 31, 2004 and 2003, the Company had net foreign exchange gains of $4,064 and $3,181, respectively. These amounts have been recorded as a reduction of sales and marketing expenses.

HUMMINGBIRD LTD.                                                   Canadian GAAP
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2004
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


     Concentration of credit risk

     Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at December 31, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at December 31, 2004, were invested primarily in commercial paper.

     The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

     Fair value of financial instruments

     The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate their fair values.


12.  RECONCILIATION OF NET LOSS TO U.S. GAAP

     The following table reconciles net loss for the periods reported in the accompanying interim unaudited condensed consolidated statements of income with that which would have been reported had the unaudited condensed consolidated financial statements been presented in accordance with U.S.
     GAAP:

                                                          Three months ended
                                                              December 31
                                                       -----------------------
                                                             2004         2003
     -------------------------------------------------------------------------
     Net (loss)                                         $  (3,257)    $ (2,029)
     Adjustments:
       Amortization of intangibles                            789          787
       Stock-based compensation (Note 6)                    1,005           --
       Income tax (recovery) expense                         (266)         (55)
     -------------------------------------------------------------------------
     Net (loss) in conformity with U.S. GAAP            $  (1,729)    $ (1,297)
     =========================================================================
     Basic (loss) per common share under U.S. GAAP      $   (0.10)    $  (0.07)
     =========================================================================
     Diluted (loss) per common share under U.S. GAAP    $   (0.10)    $  (0.07)
     =========================================================================

                                                                     Document 2

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")





        Management's Discussion and Analysis of Financial
        Condition and Results of Operations ("MD&A")

        HUMMINGBIRD LTD.


        Quarter ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS ("MD&A")

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Canadian Securities Administrators.

Overview

This MD&A is dated January 19, 2005 and should be read in conjunction with the Company's September 30, 2004 annual audited consolidated financial statements and notes, and the December 31, 2004 interim unaudited condensed consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Acquisition History

In fiscal 2003, the Company acquired all the issued and outstanding shares of the following companies:


                                                    Key Automation Nederland
(amounts in thousands of            Legal Key        B.V. and its affiliate     Kramer Lee    Valid Information
 U.S. dollars, unaudited)       Technologies, Inc.        Dispro B.V.          & Associates    Systems Limited
-----------------------------------------------------------------------------------------------------------------

Date acquired                     March 10, 2003         March 26, 2003       June 26, 2003     July 1, 2003
Location                              U.S.A.              Netherlands              U.K.             U.K.

Purchase price                       $ 4,623                $ 9,350              $ 6,131          $ 17,715

Contingent consideration:
  Maximum                            $ 1,600                $ 1,070              $ 2,202          $ 15,186
  Paid to date                       $ 1,600                  $ -                  $ -             $ 3,722
  Remaining                            $ -                    $ -                 $ 367           $ 11,464


Under the terms of each acquisition, contingent consideration payments are to be made based on the agreed upon future financial performance of each acquisition.

During the fiscal year 2004, the Company paid contingent consideration of $0.8 million to Legal Key Technologies, Inc. and $3.7 million to Valid Information Systems Limited based upon their respective financial performances. In addition, during the three months ended December 31, 2004, the Company paid the final contingent consideration of $0.8 million to Legal Key Technologies, Inc. based upon its financial performance. These amounts have been accounted for as additions to goodwill.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used in the preparation of the condensed quarterly financial statements are described in Note 1 of our 2004 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the December 31, 2004 condensed quarterly financial statements.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for U.S. GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to the annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of our net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2004 the Company performed its annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Change in accounting policy

There were no changes in U.S. GAAP accounting policies for the quarter ended December 31, 2004 or the year ended September 30, 2004.

Beginning October 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied the recommendations of this Section retroactively without restatement of prior periods.

There were no changes in Canadian GAAP accounting policies for the year ended September 30, 2004.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



RESULTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP


                                                  QUARTER ENDED                 QUARTER ENDED        % change
(U.S. dollars in thousands, unaudited)           DECEMBER 31, 2004            DECEMBER 31, 2003     from fiscal
--------------------------------------------------------------------------------------------------
                                                                 %                          % of    to   2004
                                                ACTUAL       OF SALES        Actual        Sales         2005
                                              ------------------------     ----------------------- -----------

Sales                                           $  53,900        100%          $ 50,007      100%        7.8%
Cost of sales                                       6,777       12.6%             5,715     11.4%       18.6%
--------------------------------------------------------------------------------------------------------------
Gross profit                                       47,123       87.4%            44,292     88.6%        6.4%
--------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                              21,719       40.3%            20,840     41.7%        4.2%
  Research and development                         10,704       19.9%             9,937     19.9%        7.7%
  General and administration                        5,954       11.0%             5,304     10.6%       12.3%
  Restructuring charges                             2,093        3.9%                 -        -         100%
  Other charges                                     5,340        9.9%                 -        -         100%
  Amortization of intangibles                       4,916        9.1%             6,211     12.4%      (20.9%)
--------------------------------------------------------------------------------------------------------------
Total expenses                                     50,726       94.1%            42,292     84.6%       19.9%
--------------------------------------------------------------------------------------------------------------
Operating (loss) income                            (3,603)      (6.7%)            2,000      4.0%     (280.2%)
Interest and other income, net                        614        1.2%               257      0.5%      138.9%
--------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                  (2,989)      (5.5%)            2,257      4.5%     (232.4%)
Income tax (recovery) expense                      (1,260)      (2.3%)            3,554      7.1%     (135.5%)
--------------------------------------------------------------------------------------------------------------
Net (loss)                                      $  (1,729)      (3.2%)         $ (1,297)    (2.6%)     (33.3%)
==============================================================================================================

Basic (loss) per share                          $   (0.10)                     $  (0.07)               (42.9%)
==============================================================================================================
Diluted (loss) per share                        $   (0.10)                     $  (0.07)               (42.9%)
==============================================================================================================


Results of Operations

Sales for the quarter ended December 31, 2004 were $53.9 million, representing a 7.8% increase from $50.0 million for the quarter ended December 31, 2003. Loss before income taxes was $3.0 million for the current quarter, compared to income before income taxes of $2.3 million in the same period of the last fiscal year. Net loss for the quarter ended December 31, 2004 was $1.7 million, compared to net loss of $1.3 million in the first quarter of the last fiscal year. Basic and diluted loss per share were $0.10 for the current quarter compared to basic and diluted loss per share of $0.07 in the same quarter of the last fiscal year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Sales for the quarter ended December 31, 2004 were $53.9 million versus $50.0 million a year ago. Sales from the Company's two product families were:

(U.S. dollars in millions, unaudited)

                               QUARTER ENDED        Quarter ended      % change
                             DECEMBER 31, 2004     December 31, 2003   from 2004
--------------------------------------------------------------------------------
Hummingbird Connectivity         $  17.3             $  16.9              2.4%
Hummingbird Enterprise              36.6                33.1             10.6%
--------------------------------------------------------------------------------
                                 $  53.9             $  50.0              7.8%
================================================================================

Hummingbird Connectivity sales for the current quarter were $17.3 million versus $16.9 million in the first quarter of the previous year. The current quarter's sales of the company's Hummingbird Enterprise sales were $36.6 million compared to $33.1 million recorded in the first quarter of the last fiscal year.

Sales from Hummingbird Connectivity were relatively unchanged. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased to $6.8 million in the current quarter compared to $5.7 million in the first quarter of the last fiscal year. As a percentage of sales, the current quarter's cost of sales at 12.6% was higher than the 11.4% in the same period in the fiscal year 2004.

Gross Profit

Gross profit increased by 6.4% or $2.8 million to $47.1 million in the first quarter of the current fiscal year compared to $44.3 million in same period of last year. The rise was predominantly due to the higher level of sales. Gross profit was 87.4% of sales in the current quarter, lower than the 88.6% in the quarter ended December 31, 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $21.7 million from $20.8 million partly due to a higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 40.3% of sales in the current quarter, slightly lower than the 41.7% in the same period of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $10.7 million have increased by 7.7% from the $9.9 million in the first quarter of the prior fiscal year. Research and development expenses remained unchanged at 19.9% of sales in comparison of the same quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance, MIS, general administration functions and corporate expenses. In the current quarter, general and administration expenses totaled $6.0 million, an increase of $0.7 million or 12.3% from the $5.3 million incurred in the first quarter of the last fiscal year. General and administrative expenses were 11.0% of sales in the current quarter, up from 10.6% in the same quarter of fiscal 2004.

Restructuring Charges

In the current quarter, the Company recorded restructuring charges totaling $2.1 million. The Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 28 terminated employees, were recognized. There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Other Charges

In the current quarter, the Company recorded other costs of $5.3 million. These costs were comprised of $0.5 million relating to write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $0.7 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable quarter of fiscal 2004.

Amortization of Intangibles

Amortization of intangibles consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $4.9 million in the current quarter, a decrease of $1.3 million, from $6.2 million in the first quarter of the last fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended December 31, 2004 increased to $0.6 million from $0.3 million in the same period of the last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.2% from 0.5% in the same quarter of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Income Tax (Recovery) Expense

The Company had an income tax recovery for accounting purposes during the current quarter of $1.3 million on a loss before taxes of $3.0 million representing an effective tax rate of 42.2%. This high tax rate was primarily due to restructuring and other costs incurred in predominantly higher tax rate jurisdictions with this impact partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 35%. In the comparable quarter in fiscal 2004, the Company had an income tax expense for accounting purposes of $3.6 million on income before income taxes of $ 2.3 million representing an effective rate of 157.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the prior year quarter was a $2.1 million increase in the tax expense resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 38%.

Net Loss

Net loss for the quarter was $1.7 million compared to a net loss of $1.3 million in the first quarter of the previous fiscal year.

Basic and Diluted Loss Per Share

Basic loss per share for the current quarter was $0.10 compared to basic loss per share of $0.07 in the first quarter of fiscal 2004. The loss per share for the current quarter was based on a basic weighted average number of shares of
17.46 million versus a basic weighted average number of shares of 17.55 million in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.10 based on a diluted weighted average number of shares of 17.46 million versus diluted loss per share of $0.07 based on a diluted weighted average number of shares of
17.55 million in the first quarter of the previous fiscal year.


Liquidity and Capital Resources


(U.S. dollars in thousands, unaudited)
----------------------------------------------------------------------------------------
                                      QUARTER ENDED      Quarter ended         % change
                                    DECEMBER 31, 2004    December 31, 2003    from 2004
                                    ----------------------------------------------------
Working capital                         $ 105,671           $ 93,406           13.1%

Cash and cash equivalents, and
short-term investments                    134,165            115,571           16.1%

Net cash provided by operating
activities                                  4,035             13,170          (69.4%)
========================================================================================


The Company had cash and cash equivalents, and short-term investments of $134.2 million as at December 31, 2004 compared to $115.6 million as at December 31, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $4.0 million during the current quarter, down from the operating cash inflow of $13.2 million in the same quarter of the last fiscal year.

Capital expenditures decreased to $0.3 million in the current quarter from $1.0 million in the first quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



The Company has issued and outstanding common shares totaling 17,490,448 at December 31, 2004 (September 30, 2004 - 17,448,279). The Company received $0.8 million from employees exercising their stock options in the current quarter compared to $0.3 million in the quarter ended December 31, 2003. This was the only change in share capital during the quarter ended December 31, 2004.

The Company has not paid any dividends during the current quarter or during the fiscal year ended September 30, 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position

Cash and cash equivalents plus short-term investments increased as at December 31, 2004 by $3.7 million to $134.2 million compared to the cash and cash equivalents plus short-term investments balance of $130.5 million as at September 30, 2004. There were no investments classified as short-term investments as at December 31, 2004.

Accounts receivable were $58.7 million at the end of the current quarter compared to $57.6 million as at September 30, 2004, representing an increase of $1.1 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $27.0 million as at December 31, 2004, $6.6 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the restructuring and other charges incurred during the quarter and the timing of the settlement of outstanding amounts.

Deferred revenue as at December 31, 2004 was $66.2 million versus $65.5 million as at September 30, 2004, an increase of $0.7 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at December 31, 2004, the Company had other long-term liabilities totaling $1.2 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

                                                 December 31,     September 30,
                                                     2004              2004
(U.S. dollars in thousands)                      (unaudited)
-------------------------------------------------------------------------------

Lease inducements                                   $   227           $    255
Retention money
                                                        831                831
Long-term debt
                                                        133                164
-------------------------------------------------------------------------------
                                                    $ 1,191           $  1,250
===============================================================================

The retention money relates to the Valid acquisition, noted under the acquisition history section, and is payable to the former shareholders of Valid in January 2006.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $8 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of December 31, 2004.


(U.S. dollars in thousands, unaudited)
-------------------------------------------------------------------------------------------------------
                                      Payments due by period
-------------------------------------------------------------------------------------------------------
                                                           Less than      1 to 3     4 to 5
                                                   Total      1 year       years      years  Thereafter
-------------------------------------------------------------------------------------------------------

Long-term debt                                   $   133       $  88      $   45      $   -      $    -
Lease inducements                                    227         112         115          -           -
Retention money on prior year acquisition            831           -         831          -           -
-------------------------------------------------------------------------------------------------------
                                                   1,191         200         991          -           -
Operating leases                                  26,193       6,703      13,293      4,989       1,208
-------------------------------------------------------------------------------------------------------
Total contractual cash obligations              $ 27,384     $ 6,903    $ 14,284     $4,989    $  1,208
=======================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended March 31, 2003 through December 31, 2004 are derived from our unaudited interim condensed consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with U.S. GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                        Three months ended
                                      -------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS         Mar.31,    June 30,   Sept.30,    Dec.31,    Mar.31,     June 30,   Sept.30,   Dec.31,
OF INCOME DATA (Unaudited)                 2003       2003       2003        2003       2004       2004       2004       2004
(U.S. dollars in thousands,           ----------  ----------  ---------   --------   --------    ---------  ---------   ---------
   except per share data)


Sales                                  $ 47,021   $ 48,105     $ 53,381   $ 50,007   $ 54,664    $ 56,227   $ 59,326   $ 53,900
Net income (loss)                         1,778      1,380       (1,442)    (1,297)     2,068       2,368      3,732     (1,729)
Diluted earnings (loss) per share          0.10       0.08        (0.08)     (0.07)      0.12        0.13       0.21      (0.10)
Diluted WA* shares outstanding           17,955     17,739       17,568     17,551     17,811      17,740     17,566     17,464



SELECTED CONSOLIDATED STATEMENTS                         Years ended September 30,
 OF INCOME DATA                                   -------------------------------------------
(U.S. dollars in thousands,                             2002          2003          2004
except per share data)                            --------------   ------------   -----------

Sales                                             $  180,400       $  192,583     $  220,224
Net (loss) income                                     (2,914)           3,720          6,871
Diluted (loss) earnings per share                      (0.16)            0.21           0.39
Diluted WA* shares outstanding                        18,305           17,928         17,720

* - Weighted average, in thousands



                                                                               As at
                                     --------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA        Mar.31,    June 30,    Sept.30,    Dec.31,    Mar.31,    June.30,   Sept.30,   Dec.31,
(U.S. dollars in thousands)              2003       2003        2003        2003       2004       2004       2004        2004
                                     ----------- -----------  --------- ----------- ----------- ----------- --------   ---------
                                     (unaudited) (unaudited)            (unaudited) (unaudited) (unaudited)           (unaudited)

Cash, cash equivalents and              110,244    111,205      104,008    115,571    116,907    127,041    130,486    134,165
    short-term investments
Working capital                         111,504    108,389       88,520     93,406     96,194    101,886    104,098    105,671
Total assets                            352,068    356,565      365,790    366,474    368,442    367,734    371,650    371,489
Other long-term liabilities                 426      1,584        3,423      3,324      1,370      1,353      1,250      1,191
Shareholders' equity                    263,937    265,313      261,527    260,539    263,185    264,177    265,920    265,029


The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the preceding fourth quarter.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average shares outstanding.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the last half of fiscal 2003 with cash being used to complete the acquisitions. Other long-term liabilities increased as obligations were assumed with the acquisitions, and have since been paid down with available cash.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



RESULTS OF OPERATIONS IN ACCORDANCE WITH CANADIAN GAAP


                                                  QUARTER ENDED                 QUARTER ENDED        % change
(U.S. dollars in thousands, unaudited)           DECEMBER 31, 2004            DECEMBER 31, 2003     from fiscal
--------------------------------------------------------------------------------------------------
                                                                 %                          % of    to   2004
                                                ACTUAL       OF SALES        Actual        Sales         2005
                                              ------------------------     ----------------------- -----------

Sales                                         $  53,900        100%        $  50,007        100%         7.8%
Cost of sales                                     6,837       12.7%           5,715        11.4%        19.6%
--------------------------------------------------------------------------------------------------------------
Gross profit                                     47,063       87.3%          44,292        88.6%         6.3%
--------------------------------------------------------------------------------------------------------------
Expenses
 Sales and marketing                             22,121       41.0%           20,840       41.7%         6.1%
 Research and development                        10,491       19.4%            9,412       18.8%        11.5%
 General and administration                       6,185       11.5%            5,304       10.6%        16.6%
 Restructuring charges                            2,093        3.9%                -          -          100%
 Other charges                                    5,340        9.9%                -          -          100%
 Amortization of intangibles                      5,705       10.6%            6,998       14.0%       (18.5%)
--------------------------------------------------------------------------------------------------------------
Total expenses                                   51,935       96.3%           42,554       85.1%        22.0%
--------------------------------------------------------------------------------------------------------------
Operating (loss) income                         (4,872)      (9.0%)            1,738        3.5%      (380.3%)
Interest and other income, net                      614        1.1%              257        0.5%       138.9%
--------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes               (4,258)      (7.9%)            1,995        4.0%      (313.4%)
Income tax (recovery) expense                   (1,001)      (1.9%)            4,024        8.0%      (124.9)
--------------------------------------------------------------------------------------------------------------
Net (loss)                                    $ (3,257)      (6.0%)        $ (2,029)       (4.1%)     (60.5%)
==============================================================================================================

Basic (loss) per share                        $  (0.19)                    $  (0.12)                  (58.3%)
==============================================================================================================
Diluted (loss) per share                      $  (0.19)                    $  (0.12)                  (58.3%)
==============================================================================================================


Results of Operations

Sales for the quarter ended December 31, 2004 were $53.9 million, representing a 7.8% increase from $50.0 million for the quarter ended December 31, 2003. Loss before income taxes was $4.3 million for the current quarter, compared to income before income taxes of $2.0 million in the same period of the last fiscal year. Net loss for the quarter ended December 31, 2004 was $3.3 million, compared to net loss of $2.0 million in the first quarter of the last fiscal year. Basic and diluted loss per share were $0.19 for the current quarter compared to basic and diluted loss per share of $0.12 in the same quarter of the last fiscal year.


Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Sales for the quarter ended December 31, 2004 were $53.9 million versus $50.0 million a year ago. Sales from the Company's two product families were:


(U.S. dollars in millions, unaudited)

                               QUARTER ENDED        Quarter ended      % change
                             DECEMBER 31, 2004     December 31, 2003   from 2004
--------------------------------------------------------------------------------
Hummingbird Connectivity         $  17.3             $  16.9              2.4%
Hummingbird Enterprise              36.6                33.1             10.6%
--------------------------------------------------------------------------------
                                 $  53.9             $  50.0              7.8%
================================================================================

Hummingbird Connectivity sales for the current quarter were $17.3 million versus $16.9 million in the first quarter of the previous year. The current quarter's sales of the company's Hummingbird Enterprise sales were $36.6 million compared to $33.1 million recorded in the first quarter of the last fiscal year.

Sales from Hummingbird Connectivity were relatively unchanged. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased to $6.8 million in the current quarter compared to $5.7 million in the first quarter of the last fiscal year. As a percentage of sales, the current quarter's cost of sales at 12.7% was higher than the 11.4% in the same period in the fiscal year 2004.

Gross Profit

Gross profit increased by 6.3% or $2.8 million to $47.1 million in the first quarter of the current fiscal year compared to $44.3 million in same period of last year. The rise was predominantly due to the higher level of sales. Gross profit was 87.3% of sales in the current quarter, lower than the 88.6% in the quarter ended December 31, 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $22.1 million from $20.8 million partly due to higher sales commissions and related costs due to the increase in sales as well as the inclusion of stock-based compensation expense in the current quarter. Sales and marketing expenses were 41.0% of sales in the current quarter, slightly lower than the 41.7% in the same period of the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $10.5 million and have increased by 11.5% from the $9.4 million in the first quarter of the prior fiscal year. Research and development expenses increased in the latest quarter to 19.4% of sales in comparison to 18.8% of sales in the same quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance, MIS, general administration functions and corporate expenses. In the current quarter, general and administration expenses totaled $6.2 million, an increase of $0.9 million or 16.6% from the $5.3 million incurred in the first quarter of the last fiscal year. General and administrative expenses were 11.5% of sales in the current quarter, up from 10.6% in fiscal 2004.

Restructuring Charges

In the current quarter, the Company recorded restructuring charges totaling $2.1 million. The Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 28 terminated employees, were recognized. There were no restructuring charges recorded in the comparable quarter of fiscal 2004.

Other Charges

In the current quarter, the Company recorded other costs of $5.3 million. These costs were comprised of $0.5 million relating to write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $0.7 million relating to corporate acquisition and other development initiatives. There were no other charges recorded in the comparable quarter of fiscal 2004.

Amortization of Intangibles

Amortization of intangibles consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $5.7 million in the current quarter, a decrease of $1.3 million, from $$7.0 million in the first quarter of the last fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended December 31, 2004 increased to $0.6 million from $0.3 million in the same period of the last fiscal year. This increase was due to the effect of a higher balance of available cash for investing as well as an increase in short-term interest rates. The Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased to 1.2% from 0.5% in the same quarter of the last fiscal year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Income Tax (Recovery) Expense

The Company had an income tax recovery for accounting purposes during the current quarter of $1.0 million on a loss before taxes of $4.3 million representing an effective tax rate of 23.5%. This low tax rate was primarily due to the non-deductibility of the stock-based compensation expense and the non-deductibility of the amortization of intangibles arising largely from acquisitions with the impact of these items partially offset by restructuring and other costs incurring predominantly in higher tax rate jurisdictions. Excluding these impacts, the effective tax rate would have been 38.5%. In the comparable quarter in fiscal 2004, the Company had an income tax expense for accounting purposes of $4.0 million on income before income taxes of $ 2.0 million representing an effective rate of 201.7%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the prior year quarter was a $2.4 million increase in the tax expense resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 38.0%.

Stock-based Compensation Expense

For the three months ended December 31, 2004, the Company expensed $1.0 million related to stock options granted to employees. This expense has been allocated across departments based on the approximate employee ownership of the stock options outstanding.

The Company applied this new standard for recognizing stock-based compensation expense retroactively without restatement of prior periods and, as such, there is no similar expense recorded in the quarter ended December 31, 2003.

Net Loss

Net loss for the quarter was $3.3 million compared to a net loss of $2.0 million in the first quarter of the previous fiscal year.

Basic and Diluted Loss Per Share

Basic loss per share for the current quarter was $0.19 compared to basic loss per share of $0.12 in the first quarter of fiscal 2004. The loss per share for the current quarter was based on a basic weighted average number of shares of
17.46 million versus a basic weighted average number of shares of 17.55 million in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.19 based on a diluted weighted average number of shares of 17.46 million versus diluted loss per share of $0.12 based on a diluted weighted average number of shares of
17.55 million in the first quarter of the previous fiscal year.


LIQUIDITY AND CAPITAL RESOURCES

(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------------------------
                                             QUARTER ENDED         Quarter ended        % change
                                           DECEMBER 31, 2004     December 31, 2003     from 2004
                                          --------------------------------------------------------
Working capital                             $  105,671              $ 93,406            13.1%

Cash and cash equivalents, and
short-term investments                         134,165               115,571            16.1%

Net cash provided by operating activities        4,035                13,170           (69.4%)
==================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



The Company had cash and cash equivalents, and short-term investments of $134.2 million as at December 31, 2004 compared to $115.6 million as at December 31, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days.

The Company had an operating cash inflow of $4.0 million during the current quarter, down from the operating cash inflow of $13.2 million in the same quarter of the last fiscal year.

Capital expenditures decreased to $0.3 million in the current quarter from $1.0 million in the first quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company has issued and outstanding common shares totaling 17,490,448 at December 31, 2004 (September 30, 2004 - 17,448,279). The Company recorded $1.2 million from employees exercising their stock options in the current quarter compared to $0.3 million in the quarter ended December 31, 2003. The amount recorded in the current quarter was made up of $0.8 million in cash proceeds and $0.4 million in stock-based compensation expense previously recognized relating to these options. The amount recorded in the quarter ended December 31, 2003 was made up of entirely cash proceeds. Share capital increased by $14.1 million mainly due to the inclusion of stock-based compensation expense relating to both the current quarter and prior periods.

The Company has not paid any dividends during the current quarter or during the fiscal year ended September 30, 2004. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position

Cash and cash equivalents plus sort-term investments increased as at December 31, 2004 by $3.7 million to $134.2 million compared to the cash and cash equivalents plus short-term investments balance of $130.5 million as at September 30, 2004. There were no investments classified as short-term investments as at December 31, 2004.

Accounts receivable were $58.7 million at the end of the current quarter compared to $57.6 million as at September 30, 2004, representing an increase of $1.1 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $27.0 million as at December 31, 2004, $6.6 million higher than the balance of $20.4 million as at September 30, 2004. This increase was mainly due to the restructuring and other charges incurred during the quarter and the timing of the settlement of outstanding amounts.

Deferred revenue as at December 31, 2004 was $66.2 million versus $65.5 million as at September 30, 2004, an increase of $0.7 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



As at December 31, 2004, the Company had other long-term liabilities totaling $1.2 million, compared to the $1.3 million at September 30, 2004. Other long-term liabilities consists of the following:

                                                December 31,       September 30,
                                                   2004                2004
(U.S. dollars in thousand)                      (unaudited)
--------------------------------------------------------------------------------

Lease inducements                                   $ 227               $ 255
Retention money
                                                      831                 831
Long-term debt
                                                      133                 164
--------------------------------------------------------------------------------
                                                  $ 1,191             $ 1,250
================================================================================

The retention money relates to the Valid acquisition, noted under the acquisition history section, and is payable to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $8 thousand, expiring over the next one to two years and are secured by the underlying assets. These leases are obligations of a subsidiary acquired during fiscal 2003.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of December 31, 2004.


(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------------------------------
                                      Payments due by period
--------------------------------------------------------------------------------------------------------
                                                          Less than      1 to 3     4 to 5
                                                  Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------

Long-term debt                                 $    133     $    88     $    45     $    -     $     -
Lease inducements                                   227         112         115          -           -
Retention money on prior year acquisition           831           -         831          -           -
--------------------------------------------------------------------------------------------------------
                                                  1,191         200         991          -           -
Operating leases                                 26,193       6,703      13,293      4,989       1,208
--------------------------------------------------------------------------------------------------------
Total contractual cash obligations             $ 27,384     $ 6,903     $14,284     $4,989     $ 1,208
========================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended March 31, 2003 through December 31, 2004 are derived from our unaudited interim condensed consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                        Three months ended
                                      -------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS         Mar.31,    June 30,   Sept.30,    Dec.31,    Mar.31,     June 30,   Sept.30,   Dec.31,
OF INCOME DATA (Unaudited)                 2003       2003       2003        2003       2004       2004       2004       2004
(U.S. dollars in thousands,           ----------  ----------  ---------   --------   --------    ---------  ---------   ---------
   except per share data)


Sales                                  $ 47,021   $ 48,105     $ 53,381   $ 50,007   $ 54,664    $ 56,227   $ 59,326   $ 53,900
Net income (loss)                         2,461        985        1,154     (2,029)     1,549       1,850      3,395     (3,257)
Diluted earnings (loss) per share          0.14       0.06         0.07      (0.12)      0.09        0.10       0.19      (0.19)
Diluted WA* shares outstanding           17,955     17,739       17,641     17,551     17,811      17,740     17,566     17,464



SELECTED CONSOLIDATED STATEMENTS                         Years ended September 30,
 OF INCOME DATA                                   -------------------------------------------
(U.S. dollars in thousands,                             2002          2003          2004
except per share data)                            --------------   ------------   -----------

Sales                                             $  180,400       $  192,583     $  220,224
Net (loss) income                                     (6,398)           5,378          4,765
Diluted (loss) earnings per share                      (0.35)            0.30           0.27
Diluted WA* shares outstanding                        18,305           17,928         17,720

* - Weighted average, in thousands



                                                                               As at
                                     --------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA        Mar.31,    June 30,    Sept.30,    Dec.31,    Mar.31,    June.30,   Sept.30,   Dec.31,
(U.S. dollars in thousands)              2003       2003        2003        2003       2004       2004       2004        2004
                                     ----------- -----------  --------- ----------- ----------- ----------- --------   ---------
                                     (unaudited) (unaudited)            (unaudited) (unaudited) (unaudited)           (unaudited)

Cash, cash equivalents and              110,244    111,205      104,008    115,571    116,907    127,041    130,486    134,165
    short-term investments
Working capital                         111,504    108,389       88,520     93,406     96,194    101,886    104,098    105,671
Total assets                            332,411    336,284      348,907    348,804    349,985    348,491    351,770    350,820
Other long-term liabilities                 426      1,584        3,423      3,324      1,370      1,353      1,250      1,191
Shareholders' equity                    241,175    242,165      240,975    239,255    241,382    241,856    243,262    241,848


The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue has always been down from the preceding fourth quarter.

As described in detail under acquisition history, during fiscal 2003 the Company acquired four companies. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have increased revenues. There was a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average shares outstanding.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but lowered in the last half of fiscal 2003 with cash being used to complete the acquisitions. Other long-term liabilities increased as obligations were assumed with the acquisitions, and have since been paid down with available cash.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Outlooks, Risks and Uncertainties That Could Affect Future Results

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o    identifying underserved segments of the market;
o    developing products that solve a prevalent business problem;
o communicating the value proposition of its products to the appropriate audience;
o    effectively combining direct and partner-influenced distribution; and
o    ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, particularly with respect to any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 32% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 45% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the quarter ended December 31, 2004 or during the fiscal year ended September 30, 2004. As at December 31, 2004 and September 30, 2004 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncements

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. There was no material impact on the results of operations from the adoption of this pronouncement. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. There was no material impact on the results of operations from the adoption of this pronouncement.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")



Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Prior to October 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. Beginning October 1, 2004, the Company adopted the recommendations of the revised Section 3870, and has applied the recommendations of this Section retroactively without restatement. The adoption of this Section resulted in opening retained earnings as at October 1, 2004 being decreased to reflect the expensing of the fair value of $45.1 million for awards granted on or after October 1, 1995. For the three months ended December 31, 2004, the Company expensed $1.0 million related to stock options granted to employees.

In 2004, FASB revised SFAS No.123 (SFAS 123R), Share-Based Payment, which received approval in January 2005 and will require the Company to adopt this standard for interim periods beginning on or after June 15, 2005 which requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, included the required pro forma disclosure as if this method had been applied for options granted. Beginning July 1, 2005, the Company will adopt the recommendations of the revised SFAS 123R, and apply the recommendations of this pronouncement retroactively without restatement.

                                                                     Document 3

                                Form 52-109FT2
                       Certification of Interim Filings



I, A. Barry Litiwn as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and three months ended December 31, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - February 14, 2005


/s/ A. Barry Litwin
-------------------------------------
President and Chief Executive Officer

                                Form 52-109FT2
                       Certification of Interim Filings


I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and three months ended December 31, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - Februray 14, 2005




/s/ Inder P.S. Duggal
-------------------------------------
Chief Financial Officer


                                                                     Document 4

[Hummingbird Logo Graphic Omitted]


                             FOR IMMEDIATE RELEASE
------------------------------------------------------------------------------

HUMMINGBIRD REPORTS CONTINUED GROWTH IN SALES AND EARNINGS IN FIRST QUARTER

        Total Sales up by 7.8%; Hummingbird Enterprise Sales up 10.6%;
                           Adjusted EPS up by 16.7%

Toronto - January 19, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its consolidated results for the first quarter ended December 31, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


-------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS
(millions of U.S dollars except share data)

                                                       Three Months Ended
                                                          December 31
                                                      2004          2003
                                                      ----          ----

Sales                                                 53.9          50.0

Net (Loss)                                            (1.7)         (1.3)

Diluted (Loss) Per Share                             (0.10)        (0.07)

Diluted Number of Shares (millions)                   17.5          17.6

Adjusted Net Income (Note)                             6.1           5.3

Adjusted Diluted Earnings Per Share                   0.35          0.30

Adjusted Diluted Number of Shares (millions)          17.6          17.7

Note: Adjusted Net Income comprises Net (Loss) excluding amortization of intangibles, restructuring and other charges, and deferred income tax rate adjustments all net of related taxes.

-------------------------------------------------------------------------------


"I am pleased with our overall performance in the first quarter" said Barry Litwin, President and Chief Executive Officer of Hummingbird, Ltd. Our investments in fiscal 2004 continue to yield positive and tangible traction across all our business lines. Our connectivity business continues to show stability, while our rapidly growing Enterprise Content Management business yielded growth across all of our key markets, including legal, government and financial services. I am particularly encouraged by the accelerated adoption of Hummingbird Enterprise as the platform of choice for content lifecycle management solutions, specifically in the areas of deal management in financial services, correspondence management in government, and contract management. This positive trend confirms that our direction to invest in building reusable enterprise content lifecycle management solutions on the Hummingbird Enterprise platform will form a solid foundation for sustained top line revenue growth, margin contribution and improved shareholder value."

Summary of Q1 FY05 Accomplishments

o Gartner positioned Hummingbird in the Leaders Quadrant in the Enterprise Content Management Magic Quadrant, 2004(1). (See Hummingbird press release: http://www.hummingbird.com/press/2004/leaderecm.html)

o Hummingbird Enterprise was chosen by more than 400 records managers as one of the two market leaders in the e-mail records management in a survey published by Ferris Research(2). (See Hummingbird press release: http://www.hummingbird.com/press/2004/archivingsystems.html)

o The Company experienced significant acceleration of upgrades in its existing installed base of customers to Hummingbird Enterprise 2004.

o Hummingbird won new business in the financial services segment for deal management solutions. This re-enforces the Company's confidence in the success of this initiative as a scalable solution and a significant new market opportunity.

o In the quarter there was increased traction for Hummingbird's contract management solution that addresses a mission-critical business challenge for organizations across multiple industries.

Litwin continued, "In fiscal 2004 we conducted a comprehensive market-driven analysis and validation of customer requirements that formed the foundation of Hummingbird Enterprise 2005. This next release will be unveiled at our Summit 2005 event in Miami Florida, February 7-9, 2005. This release represents an exciting advancement for how our customers will be empowered to manage and maximize value from their pre-existing IT infrastructure and mission critical business content. Centered around the principles of simplicity, and usability for business-centric views of corporate information, Hummingbird Enterprise 2005 is designed to optimize how our customers can cost-effectively and transparently manage enterprise content to deliver mission critical content management solutions."


Financial Highlights

Sales for the quarter ended December 31, 2004 were $53.9 million, representing a 7.8% increase from the quarter ended December 31, 2003. Hummingbird Enterprise revenues for the quarter were $36.6 million, a 10.6% increase from the same quarter last year. Connectivity revenues for the quarter were $17.3 million, up by 2.2% from the similar quarter last year.

Adjusted net income in the current quarter was $6.1 million, compared to $5.3 million in the first quarter of last year, up by 15.7%. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.35, compared to $0.30 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under U.S. GAAP and the Company's method of calculating adjusted net income may differ from, and

__________________________

(1) Gartner, Inc. Research Note of October 19, 2004, entitled: "Magic Quadrant for Enterprise Content Management, 2004," is co-authored by research directors: Karen Shegda and Toby Bell; vice presidents: Kenneth Chin and Debra Logan; and Tom Eid, principal analyst in Gartner Dataquest.

(2) Ferris Research "Email Records Management Survey: Guidelines, Technologies, and Trends", September 2004, is available from Ferris Research at www.ferris.com.

accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income, determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

During the quarter the Company recorded restructuring and other charges of $7.4 million. The Company continues to review its global operations and in particular considered areas where there was an overlap of its operations due to recent acquisitions. One of the significant items is $2.1 million related to reducing employees to better align costs with revenues in the affected areas. The other significant item amounting to $4.3 million is associated with retirement and related special compensation payments made to certain senior executives.

Expenses for the current quarter, excluding amortization of intangibles and restructuring and other charges increased to $38.4 million, compared to $36.1 million for the first quarter of the previous fiscal year.

For the first quarter of fiscal 2005, Hummingbird reported a net loss of $1.7 million, compared to a net loss of $1.3 million for the same quarter of last year. The diluted loss per share of $0.10 in the current quarter compares to a diluted loss per share of $0.07 for the similar quarter of the prior year.

Total assets as at December 31, 2004 were $371.5 million, compared to $371.7 million as at September 30, 2004. The Company's cash position, including short-term investments, was $134.2 million as at December 31, 2004 up from $130.5 million at the end of the previous quarter. Cash flow generated from operations for the current quarter was $4.0 million. Deferred revenue increased to $66.2 million as at December 31, 2004 from $65.5 million as at September 30, 2004.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1420 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                                Dan Coombes
Chief Financial Officer                     Director, Investor Relations
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                 Tel: 416 496-2200 ext. 6359
Fax: 416 496-2207                           Fax: 416 496-2207

inder.duggal@hummingbird.com                daniel.coombes@hummingbird.com
----------------------------                ------------------------------

Michele Stevenson
Corporate Communications Manager
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207

michele.stevenson@hummingbird.com
---------------------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Hummingbird Ltd.
                                 ------------------------------------------
                                              (Registrant)


Date:   February 14, 2005        By:    /s/ Inder P.S. Duggal
        ------------------             ----------------------------------
                                              (Signature)
                                       Inder P.S. Duggal
                                       Chief Financial Officer,
                                       Chief Controller, Secretary and Treasurer